SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. )*

Eagle Supply Group, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

269894 10 1
(CUSIP Number)

James E. Helzer
8110 Russell Curry Road
Arlington, Texas 76001
(817) 572-8963
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 2,380,000 shares, which constitutes approximately 21.4% of the 11,135,455 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Except as otherwise stated herein, all ownership percentages set forth herein assume that there are 10,055,455 shares of Stock outstanding.

1.	Name of Reporting Person: James E. Helzer		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,380,000(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 2,380,000(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,380,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.4% (2)

14.	Type of Reporting Person (See Instructions): IN

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(1)	Includes (a) 80,000 shares issuable to the Mr. Helzer upon the exercise of options that are currently exercisable or will become exercisable within sixty days of the date of this Schedule 13D and (b) 1,000,000 shares issuable to Mr. Helzer upon the exercise of the Warrant described in this Schedule 13D.

(2)	Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,135,455 shares of the Stock outstanding.

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Item 1. SECURITY AND ISSUER.

     This Schedule 13D (the “Schedule”) relates to shares of the common stock, par value $0.0001 per share (the “Stock”) of Eagle Supply Company, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 122 East 42nd Street, Suite 1618, New York, New York 10168.

Item 2. IDENTITY AND BACKGROUND.

     (a)  - (c) This Schedule is being filed by James E. Helzer (the “Reporting Person”). The Reporting Person is a citizen of the United States of America and his address is 8110 Russell Curry Road, Arlington, Texas 76001. The principal occupation of the Reporting Person is serving as the President and Vice Chairman of the Board of Directors of the Issuer, the address of which is stated in Item 1 of this Schedule.

     (d)  - (e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Securities Purchase Agreement dated February 6, 2003, by and between the Issuer and the Reporting Person (the “Securities Purchase Agreement”), the Reporting Person acquired in a private transaction for an aggregate consideration of $1,000,000: (a) 1,000,000 shares of Stock (the “Purchased Shares”) and (b) a warrant to purchase 1,000,000 shares of Stock (the “Warrant”). The Purchased Shares and the Warrant are referred to collectively as the “Securities.” The purchase price of the Securities was paid in cash out of the Reporting Person’s personal funds.

     Prior to the purchase of the Securities, the Reporting Person held 300,000 shares of the Stock issued to him following the consummation of the Issuer’s initial public offering in 1999 in connection with the purchase of the Reporting Person’s business by the Issuer, and options to purchase 120,000 shares of the Stock (the “Options”) issued to him under the Issuer’s 1998 Stock Option Plan (the “Stock Option Plan”). The Options are subject to certain vesting requirements as described in Item 6 of this Schedule.

Item 4. PURPOSE OF TRANSACTION.

     The Reporting Person acquired the Securities for investment purposes.

     Depending on market conditions and other factors that he may deem material to his investment decision, the Reporting Person may or may not, directly or indirectly, acquire shares of the Stock in the open market or in private transactions or upon the exercise, in whole or in part, of the Options or the Warrant; and may or may not, directly or indirectly, dispose of shares of the Stock (which may or may not include shares of the Stock acquired upon the exercise, in whole or in part, of the Options or the Warrant) in the open market or in private transactions.

     Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person is the beneficial owner of 2,380,000 shares of the Stock, including (i) 1,300,000 shares of the Stock which he holds directly, (ii) 1,000,000 shares of the Stock which may be acquired upon exercise of the Warrant, which is currently exercisable, and (iii) 80,000 shares of the Stock which may be acquired upon the exercise of Options that are currently exercisable or will become exercisable within 60 days of the date of this Schedule. Assuming, pursuant to Rule 13d-3(d)(1)(i) of the Act, that 11,135,455 shares of the Stock are deemed outstanding, the Reporting Person is the beneficial owner of approximately 21.4% of the outstanding shares of the Stock.

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     (b)  The Reporting Person has the sole power to vote or to direct the vote or to dispose or to direct the disposition of all 2,380,000 shares of the Stock reported in this Schedule, including (i) 1,300,000 shares of the Stock which he holds directly, (ii) 1,000,000 shares of the Stock which may be acquired upon exercise of the Warrant, which is currently exercisable, and (iii) 80,000 shares of the Stock which may be acquired upon the exercise of Options that are currently exercisable or will become exercisable within 60 days of the date of this Schedule.

     (c)  Except for the purchase of the Securities pursuant to the Securities Purchase Agreement as described in Item 3 of this Schedule, there have been no transactions in the Stock by the Reporting Person during the past sixty days.

     (d)  No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock beneficially owned by the Reporting Person.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

     Reference is made to the Securities Purchase Agreement, the Warrant and the Options, as described in Item 3 of this Schedule.

     The Warrant is exercisable, in whole or in part, for five years following issuance at an initial exercise price of $1.50 per share. The exercise price and the number of shares of Stock issuable upon the exercise of the Warrant (“Warrant Shares”) are both subject to typical anti-dilution provisions as well as a provision providing for an adjustment in the event that the Issuer enters into certain transactions in which shares of the Stock are issued and sold by the Issuer at a price below the then-current exercise price of the Warrant. In addition, pursuant to the terms of the Securities Purchase Agreement, commencing on August 6, 2003, Mr. Helzer is entitled to demand the filing of one Registration Statement on a Form S-3 Registration Statement with the Securities and Exchange Commission to register the Purchased Shares and the Warrant Shares.

     On March 17, 1999, the Reporting Person was granted Options under the Stock Option Plan to purchase up to 120,000 shares of Stock at an exercise price of $5.00 per share. These Options vest at a rate of 20,000 Options per year. Accordingly, as of the date of this Schedule, 60,000 Options are vested and are currently exercisable by the Reporting Person and an additional 20,000 Options will vest and become exercisable on March 17, 2003.

     The general description set forth above of certain instruments, agreements and other documents is not, and does not purport to be, complete, and is qualified in its entirety by reference to the Exhibits hereto, which are incorporated herein by reference.

     Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the Stock owned by the Reporting Person.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 -	Securities Purchase Agreement dated February 6, 2003, by and between Eagle Supply Group, Inc. and James E. Helzer (filed as Exhibit 4.1to the Issuer’s Current Report on Form 8-K filed February 7, 2003 and incorporated by reference as an exhibit hereto)

Exhibit 2 -	Warrant No. 001 dated February 6, 2003, issued by Eagle Supply Group, Inc. to James E. Helzer (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed February 7, 2003 and incorporated by reference as an exhibit hereto)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Dated: February 16, 2003

/s/ James E. Helzer James E. Helzer

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INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

1-	Securities Purchase Agreement dated February 6, 2003, by and between Eagle Supply Group, Inc. and James E. Helzer (filed as Exhibit 4.1to the Issuer’s Current Report on Form 8-K filed February 7, 2003 and incorporated by reference as an exhibit hereto)

2-	Warrant No. 001 dated February 6, 2003, issued by Eagle Supply Group, Inc. to James E. Helzer (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed February 7, 2003 and incorporated by reference as an exhibit hereto)

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